U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-33164

(Check One): ☐Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q

☐ Form N-SAR,         ☐ Form N-CSR

For Period Ended: April 1, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

  Domtar Corporation

Full Name of Registrant

Former Name if Applicable

  395 de Maisonneuve West

Address of Principal Executive Office (Street and Number)

  Montreal, Quebec H3A 1L6 Canada

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company had no operations prior to March 7, 2007, when, upon consummation of a series of transactions, it became a newly independent public holding company owning both the Weyerhaeuser Fine Paper Business and Domtar Inc. The predecessor to the Company for accounting and financial reporting purposes is the Company as though it owned only the Weyerhaeuser Fine Paper Business and not Domtar Inc. Due to the many complexities arising from the transactions, including system conversion, the application of purchase accounting, and the conversion of carve-out financial statements to corporate financial statements, the Company requires additional time to complete the interim financial statements for the quarter ended April 1, 2007. The Company currently intends to file its Form 10-Q on or before May 21, 2007.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Razvan L. Theodoru	(514)	848-5866
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the predecessor to the Company for accounting and financial reporting purposes is the Company as though it owned only the Weyerhaeuser Fine Paper Business and not Domtar Inc. Therefore, the Company’s results of operations for the thirteen weeks ended April 1, 2007 will reflect significant changes from the results of operations of the predecessor to the Company for the thirteen weeks ended March 26, 2006, principally because the latter are carve-out financial statements reflecting only the operations of the Weyerhaeuser Fine Paper Business and because the results of operations for the thirteen weeks ended April 1, 2007 include approximately 26 days of operations of Domtar Inc.

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Domtar Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2007

By:	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Vice-President and Secretary

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